UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 6

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe President and Chief Executive Officer Ascena Retail Group, Inc. Colombia Acquisition Corp. 30 Dunnigan Drive Suffern, New York 10901 (845) 369-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq. Steven L. Kirshenbaum, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$896,688,836 (1)	$102,761 (2)

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 121,998,481 shares of Charming Shoppes, Inc. common stock (representing the shares of common stock outstanding, in-the-money options and shares of common stock subject to restricted stock units or other awards, in each case, as of May 10, 2012) by $7.35 per share, which is the offer price.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,761	Filing Party:	Colombia Acquisition Corp. and Ascena Retail Group, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (“Amendment No. 6”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 15, 2012, as amended and supplemented by Amendment No. 1 filed on May 23, 2012, Amendment No. 2 filed on May 24, 2012, Amendment No. 3 filed on May 29, 2012, Amendment No. 4 filed on May 30, 2012 and Amendment No. 5 filed on June 1, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), by Ascena Retail Group, Inc., a Delaware corporation (“Parent”), and Colombia Acquisition Corp., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a purchase price of $7.35 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1, 4 and 11.    Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 12, 2012 (which was the end of the day on June 12, 2012). All of the conditions to the Offer have been satisfied. Accordingly, Purchaser will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 95,742,871 Shares were validly tendered to Purchaser and not withdrawn (including approximately 3,772,371 Shares delivered through notices of guaranteed delivery), representing approximately 81.5% of the Shares outstanding. Shares tendered through notices of guaranteed delivery are required to be delivered to Purchaser by Friday, June 15, 2012.

Pursuant to the terms of the Merger Agreement, Parent expects to effect a short form merger of Purchaser with and into the Company in the coming days, without the need for a vote or meeting of the Company’s shareholders. At the Effective Time, each Share not purchased in the Offer (other than Shares held directly or indirectly by Parent, Purchaser or the Company (as treasury stock or otherwise) or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who is statutorily entitled to exercise appraisal rights, if applicable, and who duly complies with Subchapter 15D of the BCL concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price. Upon the closing of the Merger, the Company will become a wholly owned subsidiary of Parent

On June 13, 2012, Parent and the Company issued a joint press release announcing the successful completion of the Offer. The full text of the press release is set forth as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(5)(G)    Joint Press Release, dated June 13, 2012, issued by Parent and the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2012

COLOMBIA ACQUISITION CORP.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

ASCENA RETAIL GROUP, INC.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

Exhibit	Exhibit Name

(a)(1)(A)*	Offer to Purchase dated May 15, 2012.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release, dated May 2, 2012, issued by Parent and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(B)	Internal Announcement to Employees of Parent, dated May 2, 2012, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Parent, held on May 2, 2012, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(D)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of the Company, on May 2, 2012, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Purchaser, on May 2, 2012.

(a)(5)(E)	Presentation by David R. Jaffe, President and Chief Executive Officer of Parent, to Employees of Parent, on May 3, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, on May 3, 2012.

(a)(5)(F)*	Summary Newspaper Advertisement as published in The Wall Street Journal on May 15, 2012.

(a)(5)(G)	Joint Press Release, dated June 13, 2012, issued by Parent and the Company.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 1, 2012, by and among the Company, Parent and Purchaser, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on May 2, 2012.

(d)(2)*	Confidentiality Agreement dated as of December 15, 2011, by and between the Company and Parent, as supplemented by the Confidentiality Agreement Addendum dated as of March 26, 2012, by and among the Company, Parent and Opus Law Group PLLC.

(d)(3)*	Letter Agreement regarding Exclusivity dated as of April 26, 2012, by and between the Company and Parent, as modified by the Letter Agreement regarding Exclusivity dated as of April 27, 2012.

(d)(4)*	Amended and Restated Commitment Letter dated as of May 11, 2012, from JPMorgan Chase Bank, N.A. and Bank of America, N.A. to Parent.

(d)(5)**	Memorandum of Understanding, In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154, dated May 31, 2012.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on May 15, 2012 as an exhibit to the Schedule TO.
**	Previously filed on June 1, 2012 as an exhibit to Amendment No. 5 to the Schedule TO.